UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Attached hereto as Exhibit 1 to this current reporting is the registrant's Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows for the nine months ended September 30, 2004 and the registrant's Condensed Balance Sheet as of September 30, 2004.




Exhibit No.           Exhibit
-----------           -------

    1 Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows, and Condensed Balance Sheet

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                          BARAK I.T.C. LTD.

                                                          By: /s/ Larry Akerman
                                                          ---------------------
                                                          Larry Akerman
                                                          CFO


Date:  November 26, 2004

                       CONDENSED STATEMENTS OF OPERATIONS

                                       FOR THE THREE        FOR THE THREE      FOR THE THREE
                                        MONTH ENDED          MONTH ENDED        MONTH ENDED
                                       SEPTEMBER 30,        SEPTEMBER 30,      SEPTEMBER 30,
                                          2003                 2004                2004             CHANGE

                                       (UNAUDITED)          (UNAUDITED)         (UNAUDITED)

                                    ADJUSTED IN TERMS                           CONVENIENCE
                                     OF NIS DECEMBER                         TRANSLATION INTO $
                                    2003 (IN MILLIONS)    REPORTED AMOUNTS        MILLIONS            %
                                    ------------------    ----------------        --------           ---

REVENUES                                  227.8                182.9                40.8              (20%)

EXPENSES                                  198.7                157.7                35.2               21%

OPERATING PROFIT                           29.1                 25.2                 5.6              (13%)

FINANCIAL EXPENSES, NET                    43.5                 15.6                 3.5               64%

PROFIT(LOSS) FOR THE PERIOD               (14.4)                 9.6                 2.1               NA

EBITDA                                     41.6                 35.6                 7.9              (14%)




                                       FOR THE NINE         FOR THE NINE       FOR THE NINE
                                        MONTH ENDED          MONTH ENDED        MONTH ENDED
                                       SEPTEMBER 30,        SEPTEMBER 30,      SEPTEMBER 30,
                                          2003                 2004                2004                CHANGE

                                       (UNAUDITED)          (UNAUDITED)         (UNAUDITED)

                                    ADJUSTED IN TERMS                           CONVENIENCE
                                     OF NIS DECEMBER                         TRANSLATION INTO $
                                    2003 (IN MILLIONS)    REPORTED AMOUNTS        MILLIONS               %
                                    ------------------    ----------------        --------              ---

REVENUES                                   550.8               536.5                119.7                 (3%)

EXPENSES                                   466.6               476.5                106.3                 (2%)

OPERATING PROFIT                            84.2                60.0                 13.4                (29%)

FINANCIAL EXPENSES, NET                     32.1                61.9                 13.8                (93%)

OTHER EXPENSES                               1.9                68.1                 15.2              (3484%)

NET PROFIT (LOSS) FOR THE PERIOD            50.2               (70.0)               (15.6)                NA

EBITDA                                     121.7                93.8                 20.9                (23%)


                      CONDENSED STATEMENT OF BALANCE SHEET


                            DECEMBER 31,2003   SEPTEMBER 30,2004  SEPTEMBER 30,2004
                                (AUDITED)          (UNAUDITED)        (UNAUDITED)


                            ADJUSTED IN TERMS                         CONVENIENCE
                             OF NIS DECEMBER                       TRANSLATION INTO $
                            2003 (IN MILLIONS)   REPORTED AMOUNTS       MILLIONS
                            ------------------   ----------------       --------

CASH                               58.9               65.6               14.6
OTHER CURRENT ASSETS              131.6              156.8               35.0
OTHER ASSETS, NET                 311.5              233.7               52.1
                                  -----              -----              -----
TOTAL ASSETS                      502.0              456.1              101.8

CURRENT LIABILITIES               391.3              401.7               89.6
LONG TERM LIABILITIES             584.4              598.2              133.5
SHAREHOLDERS' EQUITY             (473.7)            (543.8)            (121.3)
                                  -----              -----              -----
                                  502.0              456.1              101.8



                                             FOR THE NINE         FOR THE NINE       FOR THE NINE
                                              MONTH ENDED          MONTH ENDED        MONTH ENDED
                                             SEPTEMBER 30,        SEPTEMBER 30,      SEPTEMBER 30,
                                                 2003                  2004               2004

                                               (UNAUDITED)         (UNAUDITED)         (UNAUDITED)

                                             ADJUSTED IN TERMS                         CONVENIENCE
                                              OF NIS DECEMBER                       TRANSLATION INTO $
                                             2003 (IN MILLIONS)   REPORTED AMOUNTS       MILLIONS
                                             ------------------   ----------------       --------
CASH FLOWS FROM OPERATING ACTIVITIES                77.8              45.7                10.2
CASH FLOWS USED IN INVESTING ACTIVITIES            (18.0)            (16.0)               (3.6)
CASH FLOWS FOR FINANCING ACTIVITIES                 (6.0)            (23.0)               (5.1)
BALANCE OF CASH AT BEGINNING OF PERIOD              11.2              58.9                13.1
                                                    ----              ----                ----
BALANCE OF CASH AT END OF PERIOD                    65.0              65.6                14.6


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